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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                               on March 30, 2001



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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In the Matter of                                   INTERIM CERTIFICATE

Conectiv                                                    OF

File No. 70-9573                                       NOTIFICATION

(Public Utility Holding Company                    PURSUANT TO RULE 24
Act of 1935)

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This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24)
is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's Form U-1 Application-Declaration (the "Application-Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding Company Act of 1935, as amended (the "Act") on February 9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February 10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the quarter ending December 31, 2000:

(1) On September 29, 2000, KSA discontinued the reinsurance program of the HVAC-Warranty Programs with the Southern Region of Conectiv Services, Inc. upon Conectiv's sale of this portion of Conectiv Services' business (this was incorrectly reported as happening on August 31, 2000 in the Certificate filed on November 30, 2000).

(2) On December 10, 2000, KSA discontinued the reinsurance program of the HVAC-Warranty Programs with the Eastern Region of Conectiv Services, Inc. upon Conectiv's sale of this portion of Conectiv Services' business.

The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

DATE:                                        Conectiv
                                             Conectiv Solutions, LLC
                                             ATE Investment, Inc.
                                             King Street Assurance Ltd.


March 30, 2001                               By: /s/Philip S. Reese
                                                 -----------------------
                                             Philip S. Reese

                                             Vice President & Treasurer